Exhibit 99.12

BAAN COMPANY N.V. IN LIQUIDATIE BARNEVELD, THE NETHERLANDS Annual Report for the year ended August 31, 2009

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

CONTENTS

Report of the Liquidator	2

Financial Statements

Balance Sheet	5
Income Statement	7
Notes to the Financial Statements	8

Other Information

Appropriation of Net Results	14
Auditors’ Report	15

1

BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

REPORT OF THE LIQUIDATOR

Baan Company N.V., hereinafter the “Company”, was put in liquidation following a decision of the annual general meeting of shareholders of November 27, 2001.

Completion of the liquidation has been delayed due to various litigation cases in the Netherlands and the United States of America further details of which are set out in the notes to these financial statements.

Share offering

On May 31, 2000, Invensys Holdings Limited (“Invensys Holdings”), a wholly-owned subsidiary of Invensys plc, announced a public offer in cash for all of the issued share capital of Baan Company N.V. (“the Company”). The price offered per issued share was €2.85, valuing all of the issued shared capital of the Company at €762 million. The offer document, making the offer for the issued shares, was published on June 14, 2000. As of July 26, 2000, Invensys Holdings had received acceptances from approximately 75% of the Company’s shareholders. Invensys Holdings amended its offer for the shares of the Company by reducing the acceptance requirement from 95% of the issued shares to a simple majority and extended the time available to accept the offer to August 29, 2000. At the completion of the public offer, Invensys Holdings had acquired approximately 80% of the issued shares of the Company.

Since this date Invensys Holdings has acquired further shares in the Company from minority shareholders, most recently on 7 May 2009 3.67 million Baan shares at a total consideration of €9.5 million.

Invensys Holdings currently holds approximately 93% of the issued shares of the Company.

Business, assets and liability transaction

At the Extraordinary General Meeting of Shareholders of the Company held on August 18, 2000, shareholders approved the asset purchase agreement (“Asset Purchase Agreement”), dated as of July 26, 2000, effecting the sale and transfer of the whole of the business of the Company, including all of the assets and liabilities of the Company to Invensys Holdings, at a price of €762 million, which sales price will be adjusted upon liquidation of the Company, such that the Company will be able to distribute to its shareholders €2.85 per share on liquidation of the Company, equaling the original offer by Invensys Holdings of €2.85 per share.

This transaction was completed effectively on August 31, 2000. From that date, the Company ceased to be an independent company or to carry on any activities and became and remains a non-trading subsidiary of Invensys Holdings. There have been no trading activities in the Company itself, since September 1, 2000. For the consideration for the sale and transfer of the whole of the business of the Company a loan of €762 million was concluded with Invensys plc at September 1, 2000. At December 21, 2001 this loan was contributed to the newly incorporated subsidiary BCNV Investment Limited (formerly Baan (Carlisle Place) Limited). The loan ceased to be interest bearing from April 1, 2002. By way of a deed of novation dated March 4, 2004, BCNV Investment Limited’s intercompany loan receivable from Invensys plc was transferred by way of a two step process firstly from Invensys plc to Invensys Group Limited and then from Invensys Group Limited to Invensys International Holdings Limited.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

It was anticipated at the Extraordinary General Meeting that the Company would be liquidated and a liquidation distribution paid to shareholders in the Company of €2.85 (gross and without interest) per share. At the Annual General Meeting of Shareholders on November 27, 2001, the proposal of the Management Board to put the Company in liquidation was approved by the shareholders.

The liquidation of the Company was subsequently delayed and the principal activity affecting the liquidation has been the management in liaison with Invensys Holdings, of the litigation described in the Notes to the Accounts.

On 8 October 2009, plans were announced to liquidate the Company at the end of 2009 (in the absence of objections by creditors) that was envisaged to result in the final liquidation distribution of €2.85 per share being made in the course of January 2010.

The liquidation accounts and related documents were filed on 23 October 2009. During the 2 month statutory holding period in which creditors could object to the liquidation, an objection was received from one of the litigants in the Arnhem Proceedings (as defined on page 11), who alleged his claim should have been included in the plan of distribution of the liquidator despite the fact that his claim was rejected by both the Arnhem District and Appeals Court. This objection delayed the original timetable announced on 8 October 2009.

Via a decision on 17 March 2010, the Arnhem Court rejected the objection but granted the objector a 3 month window to appeal the Court’s decision. On 17 May 2010, the objector filed an appeal with the Arnhem Court.

On 23 August 2010 the Court of Appeal of Arnhem confirmed the decision of 17 March 2010 rendered by the Arnhem Court rejecting the objections that had been filed against the plan of distribution filed by the liquidator. The decision of the Court of Appeal may still be subjected to review by the Dutch Supreme Court. The period for filing such appeal is 3 months.

The liquidator of Baan filed an application with the Arnhem Court to be allowed to make a preliminary distribution to the shareholders of Baan of €2.50 per share notwithstanding the possibility that the 23 August decision of the Court of Appeal could be subjected to review by the Supreme Court. The hearing on the application by the liquidator was held on 6 September 2010. Assuming that the request is granted, the liquidator would expect to distribute €2.50 per share before the end of October 2010. When the balance of the liquidation payment (i.e. €0.35 per share) will become payable will depend on whether the decision of the Court of Appeal is subjected to review and the outcome of that process.

The Dutch Corporate Governance Code

The Company does not comply with the Dutch Corporate Governance Code for the following reasons. At the Annual General Meeting of Shareholders on November 27, 2001, it was decided to put the Company in liquidation and this date was well before the Dutch Corporate Governance Code was introduced. The only activities of the Company are directed towards liquidating its residual assets and liabilities. The Company sold and transferred, with the consent of its shareholders meeting, its business operations. The conditions on which the Company sold its business provide for a variable purchase consideration resulting in the Company being able to distribute to its shareholders €2.85 (gross and without interest) per

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

share, at the time the liquidation is finalized. Therefore the Company considers that compliance with the Dutch Corporate Governance Code would be meaningless in the case of the Company.

Financial position

These financial statements relate to the period from September 1, 2008 until August 31, 2009.

As discussed, there have been no trading activities in the Company itself, since September 1, 2000.

Appointment of Invensys Administratie B.V. as liquidator

At the Annual General Meeting of Shareholders on November 27, 2001 (date of approval to put the Company in liquidation), management proposed to replace the Management Board by Invensys Administratie B.V. and to appoint it as liquidator. The shareholders have approved this proposal.

Invensys Administratie B.V., established in Roosendaal, the Netherlands, is an indirect but wholly-owned subsidiary of Invensys plc.

Baan Company N.V. in liquidatie is listed on Euronext Amsterdam. On October 6, 2000, the Company was delisted from NASDAQ.

Invensys Administratie B.V., Liquidator (vereffenaar)

/s/ Mr. J.A.Groeneveld
Mr. J.A.Groeneveld

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

BALANCE SHEET

(Before proposed appropriation of net income)

A s s e t s

(In thousands)	August 31, 2009		August 31, 2008 As restated
	€	€	€	€
Financial fixed assets
Investments	762,000		762,000

Total financial fixed assets		762,000		762,000

Current assets
Due from affiliated companies	2,315		2,292

Total current assets		2,315		2,292

Total assets		764,315		764,292

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

L i a b i l i t i e s    a n d    s h  a r e h o l d e r s ’    e q u i t y

(In thousands)	August 31, 2009		August 31, 2008 As restated
Shareholders’ equity	€	€	€	€
Share capital	7,300		7,300
Additional paid-in capital	650,355		650,355
Retained earnings	106,426		106,426

Total shareholders’ equity		764,081		764,081

Current liabilities
Due to affiliated companies	223		200
Accruals	11		11

		234		211

Total liabilities and shareholders’ equity		764,315		764,292

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

INCOME STATEMENT

(In thousands)	September 1, 2008 - August 31, 2009	September 1, 2007 - August 31, 2008
	€	€
Other results	23	14
Finance & administration expenses	(23)	(14)

Profit on ordinary activities before taxation	—	—

Taxation	—	—

Profit on ordinary activities after taxation	—	—

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

NOTES TO THE FINANCIAL STATEMENTS

Summary of significant accounting policies

Basis of preparation

The financial statements are stated in thousands of euros.

These financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP). In accordance with the provisions of Article 408 of Title 9, Book 2 of the Netherlands Civil Code, consolidated financial statements are not included in these financial statements. Instead the consolidated financial statements of Invensys plc, the company’s ultimate patent company, are filed separately with the Chamber of Commerce. No statement of cashflows is presented as reference is made to the consolidated statement of cashflows included in the Invensys plc consolidated financial statements.

Discontinuity

On November 27, 2001 the Company was put in liquidation. The valuation of assets and liabilities in the underlying financial statements was carefully assessed in light of this discontinuity. No adjustments to the carrying amounts of assets and liabilities were deemed necessary. The equity in the company’s subsidiaries has remained unchanged as Invensys Software BV has remained dormant throughout the year, whilst BCNV Investment Limited has not traded and its asset constitutes a non interest bearing Euro denominated receivable (€762 million) from a fellow subsidiary company in the Invensys group. The non-interest bearing loan reflects more or less the equity value of the loan. This is due to the liquidation, which is in progress.

Translation of foreign currencies

Transactions arising in foreign currencies are translated into euros on a monthly basis at the average rates of exchange prevailing during the month of the transaction. At the balance sheet date, assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting net translation gains or losses are included in the income statement.

Balance sheet

Investments

Investments in companies in which the Company has significant influence are accounted for under the equity method.

Current assets

Receivables are stated at amortised cost net of allowance for doubtful accounts, when deemed necessary.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Current liabilities

Current liabilities are stated at amortised cost.

Income statement

Income, costs and expenses

Income, costs and expenses are allocated to the year to which they relate. Losses are accounted for in the year in which they are identified.

Segment information

As of August 31, 2000, the Company ceased any business activities and, as a result, no segment information is disclosed.

Personnel information

Average number of personnel

There were no employees on the payroll during the financial year (prior year: nil).

Financial fixed assets

Movement over the financial year was as follows:

(In thousands)	August 31, 2009	August 31, 2008
	€	€
Opening and closing balance	762,000	762,000

At the balance sheet date, the Company had two subsidiaries:

Company	Registered	Holding	Activity
Invensys Software B.V., (formerly Baan Software B.V.)	Barneveld, the Netherlands	100%	dormant company with a net equity value of nil;
BCNV Investment Limited, (formerly Baan (Carlisle Place) Limited)	London, England	100%	Non trading

The Company transferred its investment in Invensys Software B.V. to an affiliated company at book value (€1) on September 29, 2010.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Shareholders’ equity

Movement over the period was as follows:

(In thousands)	Share capital	Additional paid-in capital	Retained earnings	Total
	€	€	€	€
Balance at August 31, 2008 as previously reported	7,279	648,208	106,426	761,913
Prior year adjustment (see below)	21	2,147	—	2,168

As restated	7,300	650,355	106,426	764,081
Net result	—	—	—	—

Balance at
August 31, 2009	7,300	650,355	106,426	764,081

Share capital

The authorized capital consists of 700 million common shares and 300 million preference shares with a par value of €0.027 (NLG 0.06) each at August 31, 2009 and 2008. The actual number of common shares issued amounts to 268,098,648 at August 31, 2009 and 2008 (previously reported 267,338,018). At August 31, 2009 and 2008, the par value of issued common shares was €7.3 million. No preference shares have been issued to date.

The total equity of the company is equal to €2.85 per share therefore any distribution will regard the first €0.40 as a dividend (to the extent that there is a profit reserve from a Dutch tax perspective) and the excess as a refund of capital. On this basis the proposed interim liquidation distribution will be treated for tax purposes as €0.40 dividend and €2.45 return of capital, with WHT at 15% being applied to the dividend element.

Prior year adjustment

The prior year adjustment of €2,167,796 relates to the correction of a prior period misstatement in respect of the number of authorised common shares in issue. As part of the liquidation process an additional 760,630 common shares have been identified. Under the terms of the Sale and Purchase Agreement between Invensys Holdings Limited and Baan the sales price is to be adjusted to reflect these additional shares, such that Baan will be able to distribute to its shareholders € 2.85 per share on liquidation.

Commitments and contingencies

Litigation

The Company and its former subsidiaries were party to legal proceedings from time to time, which included claims in the ordinary course of business by customers, suppliers, other vendors, resellers and former employees. Principal responsibility for such matters that remain

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

pending has been transferred on August 31, 2000 to Invensys as the purchaser of many of the Company’s former subsidiaries. Subsequently, on July 18, 2003, Invensys has transferred the responsibility to a third party purchaser of many of these former subsidiaries.

The Company was named as a defendant in three shareholder suits (responsibility for which was not transferred to the purchaser of its former subsidiaries) as described below.

In October of 1998, the Company and some of its then current or former officers and directors were named as defendants in a purported shareholder class action lawsuit entitled Salerno v. Baan Company N.V. et al., which was brought in the United States District Court for the District of Columbia. Six additional purported shareholder class action lawsuits were subsequently brought, each in the same court with substantially similar allegations: that the Company allegedly violated U.S. securities laws by making purportedly false and misleading statements about the Company’s operations during the period from around the end of January 1997 through mid-October 1998. The several actions were subsequently consolidated. This litigation has been settled and the court action withdrawn in September 2003 with no cost being incurred by the Company (costs and expenses of such litigation are met by Invensys Holdings Limited, pursuant to the assumption of liability and indemnity arrangements described below).

On December 22, 2000, a group of about 250 of the Company’s Dutch shareholders filed a lawsuit entitled Ronner, et al. v. Baan, et al., in the District Court of Arnhem, the Netherlands (“the Arnhem Proceedings”). Additional plaintiffs subsequently joined the action increasing their number to 460. The plaintiffs claim damages in the amount of approximately €21.7 million. Additional claims for a total amount of approximately € 13 million have been notified also.

The underlying allegations in the Arnhem proceedings are substantially identical to those in the Salerno class action lawsuit described above. The Company denies any and all liability as no liability under Dutch law for any amounts has been established, nor is it clear how the claimed damages have been calculated. The Company sought a stay of these proceedings pending resolution in the U.S. courts of the factual and U.S. securities laws issues in the Salerno lawsuit. The District Court of Arnhem declined to stay the proceedings, but on appeal, the Arnhem Court of Appeals ordered the proceedings stayed pending the outcome of the Salerno lawsuit. On November 23, 2005, the Arnhem District Court disallowed the claims of the claimants and ordered them to pay the costs of the Company. The decision is not binding on the parties that have notified possible additional claims. If no appeal is filed they may still pursue such claims.

Of the original 460 claimants, 374 claimants filed an appeal against the decision of the Arnhem District Court, claiming a total principal amount excluding damages and costs of €18.5 million. Of the appellants, 139 subsequently withdrew from the appeal proceedings. The remaining 235 appellants divided into two groups with separate legal representation. Consequently there were two separate appeal proceedings before the Arnhem Court of Appeal proceeding on separate tracks. The first group of 207 appellants claimed approximately €10.2 million and filed their grounds of appeal. The second group of 28 appellants, representing a claim of approximately €4.2 million appointed a new counsel to represent them. They subsequently settled their appeal by agreement dated 18/19 December 2006 against the payment of a Settlement Amount of €1,085,000.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

On 16 October 2007 the Court of Appeal rejected the appeal of the remaining 207 appellants. They did not subsequently appeal this decision further and the matter has now been finally determined in favour of Invensys.

Apart from the claims that are subject of the pending litigation 978 parties who together allege that they have claims of approximately €13,5 million notified the Company in December 2007 of claims that have the same basis as the claims that were alleged by the plaintiffs in the Arnhem litigation. The notifications served to renew the limitation period under the statute of limitations. The notifications as such do not qualify as initiation of litigation.

In September 1999, the Company and some of its then current or former officers and directors were named as defendants in a lawsuit entitled Ratliff v. Baan Company N.V. et al., which was brought in the United States District Court for the Northern District of Georgia. The complaint asserted purported claims for breach of contract, violation of U.S. securities laws, violation of the Georgia Securities Act, and intentional and negligent misrepresentation, all in connection with the Company’s acquisition in September 1998 of CAPS Logistics, Inc. (“CAPS”). This litigation has been settled and the court action withdrawn in August 2004 with no cost being incurred by the Company (costs and expenses of such litigation are met by Invensys Holdings Limited, pursuant to the assumption of liability and indemnity arrangements described below).

At the date of signing these financial statements, the Company is not involved in litigation. Under the Assets Purchase Agreement, Invensys Holdings has assumed and accepted responsibility for the payment and discharge of the Company’s liabilities and undertaken to indemnify the Company in respect thereof. The liquidator remains confident that Invensys Holdings, as supported by the guarantee of Invensys plc, has the resources to fulfill the obligations under this agreement. Consequently, the Company carries no accruals or provisions in its balance sheet as at August 31, 2009 and 2008, respectively.

Income taxes

Analysis of tax credit

(In thousands)	August 31, 2009	August 31, 2008
	€	€
Tax current year	—	—

The applicable tax rate is 20%. The Company heads a fiscal unity with its wholly-owned subsidiary Invensys Software B.V. (formerly Baan Software B.V.) As of August 31, 2000, the latter became dormant.

Under the Asset Purchase Agreement, Invensys Holdings has assumed and accepted direct responsibility for the payment and discharge of the Company’s liabilities. The liquidator is confident that Invensys Holdings, as supported by the guarantee of Invensys plc, has the resources to fulfill the obligations under this agreement. Consequently, the Company carried no tax accruals or provisions in its balance sheet related to the Asset Purchase Agreement.

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

Other results

Other results relate to the adjustments to the gain on the sale of assets/ liabilities to Invensys Holdings attributable to the Asset Purchase Agreement and amounts to €23,000 (prior year €14,000). The adjustment is calculated based upon the selling price of €762 million minus the total amount that otherwise would be distributed to shareholders upon liquidation of the Company, such that the Company will be able to distribute to its shareholders €2.85 per share, on liquidation.

Transactions with related parties

Reference is made to the General note on the transfer of business, assets and liabilities and the note on the amounts due from Invensys plc.

Immediate and ultimate parent companies

As at August 31, 2009, the vast majority of shares in Baan Company N.V. in liquidatie (“the Company”) was owned by Invensys Holdings Limited, London, United Kingdom, a wholly-owned subsidiary of Invensys plc, London, United Kingdom, the ultimate parent of the Company.

At the Annual General Meeting of Shareholders on November 27, 2001, the proposal of the Management Board to put the Company in liquidation was approved by the shareholders.

Barneveld, October 31, 2010

The Liquidator

For Invensys Administratie B.V.

Signed by

/s/ J.A.Groeneveld
J.A.Groeneveld

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BAAN COMPANY N.V. IN LIQUIDATIE, BARNEVELD

OTHER INFORMATION

Appropriation of net results

Provision as to appropriation of net results

According to Article 25 of the Company’s Articles of Association, the Management Board with the approval of the Supervisory Board determines those amounts out of the profits that will be allocated to the Company’s reserves. The remaining parts of the profits shall be at the free disposal of the General Meeting of Shareholders.

The holders of preference shares, if issued, would have a right to receive dividend payments on their shares equal to a percentage of the nominal value of said preference shares increased by the possible share premium payments on those shares (calculated in accordance with Article 25 of the Articles of Association) before any dividend can be distributed to the holders of ordinary shares. Any shortfall in dividend payment in previous years will be remedied in the year(s) in which profits allow such remedy.

Proposal of appropriation

The result for the year is nil.

14

Ernst & Young Accountants LLP
Euclideslaan 1
3584 BL Utrecht, The Netherlands
P.O. Box 3053
3502 GB Utrecht, The Netherlands
Tel.: +31(0) 88 - 4070667 Fax: +31 (0) 88 - 4073030 www.ey.nl

To: BAAN Company N.V. in liquidatie

Auditor’s report

Report on the financial statements

We have audited the accompanying financial statements 2009 of BAAN Company N.V. in liquidatie, Barneveld, which comprise the balance sheet as at 31 August 2009, the profit and loss account for the year then ended and the notes.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for the preparation of the management board report, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of BAAN Company N.V. in liquidatie as at 31 August, 2009, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Ernst & Young Accountants LLP is a limited liability partnership incorporated under the laws of England and Wales and registered with Companies House under number OC335594. The term partner in relation to Ernst & Young Accountants LLP is used to refer to (the representative of) a member of Ernst & Young Accountants LLP. Ernst & Young Accountants LLP has its registered office at 1 Lambeth Palace Road, London SE1 7EU, United Kingdom, its principal place of business at Boompjes 258, 3011 XZ Rotterdam, the Netherlands and is registered with the Chamber of Commerce Rotterdam number 24432944. Our services are subject to general terms and conditions, which contain a limitation of liability clause.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Utrecht, 11 October 2010

Ernst & Young Accountants LLP

signed by S.P.M. Timmerman

Publication of Auditor’s Report

1	Conditions

Authorization to publish the auditor’s report is granted subject to the following conditions.

—	Further consultation with the auditor is essential if, after this authorization has been granted, facts and circumstances become known which materially affect the view given by the financial statements.

—	The authorization concerns inclusion of the auditor’s report in the annual report to be tabled at the Annual General Meeting (hereafter AGM) incorporating the financial statements as drawn up.

—	The authorization also concerns inclusion of the auditor’s report in the annual report to be filed with the Trade Registrar, provided consideration of the financial statements by the AGM does not result in any amendments.

—	Financial statements for filing at the offices of the Trade Registrar which have been abridged in accordance with Section 397 of Book 2 of the Netherlands Civil Code must be derived from the financial statements adopted by the AGM and a draft version of these financial statements for filing purposes must be submitted to us for inspection.

—	The auditor’s report can also be included if the financial statements are published electronically, such as on the Internet. In such cases, the full financial statements should be published and these should be easily distinguishable from other information provided electronically at the same time.

—	If the published financial statements are to be included in another document which is to be made public, authorization to include the auditor’s report must again be granted by the auditor.

2	Explanations to the conditions

2.1	Board of supervisory directors and board of executive directors

The auditor usually forwards his report to the board of supervisory directors and to the board of executive directors. This is pursuant to Book 2 of the Netherlands Civil Code, section 393 which stipulates inter alia: ‘The auditor sets out the outcome of his examination in a report’. ‘The auditor reports on his examination to the board of supervisory directors and the board of executive directors’.

2.2	Annual General Meeting (AGM)

Publication of the auditor’s report will only be permitted subject to the auditor’s express consent. Publication is understood to mean: making available for circulation among the public or to such group of persons as to make it tantamount to the public. Circulation among shareholders or members, as appropriate, also comes within the scope of the term ‘publication’, so that inclusion of the auditor’s report in the annual report to be tabled at the AGM similarly requires authorization by the auditor.

2.3	Auditor’s reports and financial statements

The authorization concerns publication in the annual report incorporating the financial statements that are the subject of the auditor’s report. This condition is based on the auditors’ rules of professional practice, which state that the auditor will not be allowed to authorize publication of his report except together with the financial statements to which this report refers. The auditor will also at all times want to see the rest of the annual report, since the auditor is not allowed to authorize publication of his report if, owing to the contents of the documents jointly published, an incorrect impression is created as to the significance of the financial statements.

2.4	Events between the date of the auditor’s report and the AGM

Attention should be paid to the fact that between the date of the auditor’s report and the date of the meeting at which adoption, as appropriate, of the financial statements is considered, facts or circumstances may have occurred which materially affect the view given by the financial statements. Under COS 560, the auditor must perform audit procedures designed to obtain sufficient audit evidence to ensure that all events occurring before the date of the auditor’s report that warrant amendment of or disclosure in the financial statements have been identified.

If the auditor becomes aware of events that may be of material significance to the financial statements, the auditor must consider whether those events have been adequately recognized and sufficiently disclosed in the notes to the financial statements. If between the date of the auditor’s report and the date of publication of the financial statements, the auditor becomes aware of a fact that may have a material impact on the financial statements, the auditor must assess whether the financial statements should be amended, discuss the matter with management and act as circumstances dictate.

2.5	Trade Registrar

The financial statements are tabled at the AGM (legal entities coming within the scope of title 9 of Book 2 of the Netherlands Civil Code table the directors’ report and the other information as well). The AGM considers adoption of the financial statements. Only after the financial statements have been adopted, do they become the statutory (i.e. the company) financial statements. As a rule, the statutory financial statements will be adopted without amendment. The auditor’s report must be attached to the statutory financial statements as part of the other information. As a rule, the text of this report will be the same as that issued earlier. The documents to be made public by filing at the offices of the Trade Registrar will consist of the statutory financial statements, the directors’ report and the other information. The auditor’s report which refers to the unabridged financial statements will then have to be incorporated in the other information. If consideration of the financial statements by the AGM does not result in any amendments, the auditor’s report may be attached to the financial statements adopted, by the AGM and, provided the annual report and financial statements are filed promptly at the offices of the Trade Registrar, published as part of these annual report and financial statements.

2.6	Other manner of publication

The financial statements may also be published other than by filing at the offices of the Trade Registrar. In that event, too, inclusion of the auditor’s report is permitted, provided the financial statements are published in full. If publication concerns part of the financial statements or if the financial statements are published in abridged form, publication of any report the auditor has issued on such financial statements will be prohibited, unless:

a	he has come to the conclusion that, in the circumstances of the case, the document concerned is appropriate, or

b	based on legal regulations, publication of the document concerned is all that is required.

If less than the full financial statements are published, further consultation with the auditor is essential.

If the financial statements and the auditor’s report are published on the Internet, it should be ensured that the financial statements are easily distinguishable from other information contained on the Internet site. This can be achieved, for example, by including the financial statements as a separate file in a read-only format or by including a warning message when the reader exits the financial statements document.

2.7	Inclusion in another document

If the published financial statements are to be included in another document which is to be made public, this is considered a new publication and authorization must again be obtained from the auditor. An example of this situation is the publication of an offering circular which includes the financial statements, after these financial statements have been filed at the office of the Trade Registrar together with the other annual reports. For each new publication, authorization must again be obtained from the auditor.

2.8	Events after the AGM

Even if facts and circumstances have become known after the adoption of the financial statements as a result of which they no longer give the statutory true and fair view, the auditor must stand by the report issued on the financial statements as adopted and by the auditor’s report filed at the offices of the Trade Registrar. In that event, the legal entity is required to file a statement at the offices of the Trade Registrar on these facts and circumstances accompanied by an auditor’s report. In this situation, too, further consultation with the auditor is essential.